

July 6, 2011

<u>Via E-Mail</u>
Ms. Claire M. Gulmi
Executive Vice President and
  Chief Financial Officer
AmSurg Corporation
20 Burton Hills Boulevard
Nashville, TN 37215

      Re: AmSurg Corporation
              Form 10-K
              Filed on February 25, 2011
              File No. 000-22217

Dear Ms. Gulmi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Gus Rodriguez

                  Gus Rodriguez
                  Accounting Branch Chief